November 13, 2009

Stephen M. Watters, Chief Executive Officer
Vertical Health Solutions, Inc.
855 Dunbar Avenue, Suite B
Oldsmar, Florida 34677

    RE: **Vertical Health Solutions, Inc.**
           Annual Report on Form 10-K FYE 12/31/08
           Filed March 31, 2009
           File No. 1-31275

Dear Mr. Watters:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Audit Committee Financial Expert

1. Please provide the disclosure as required by Item 407(d)(5) of Regulation S-K.

Item 9A – Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 11

2. We note that your disclosures do not comply with Item 307 of Regulation S-K in the following respects:

- Management concluded that controls and procedures were "sufficiently" effective. Your certifying officers need to state, in unqualified language, whether your disclosure controls and procedures were effective or ineffective
- A partial definition of disclosure controls and procedures was provided. Your disclosure should be revised to remove the partial definition or to provide the full definition of disclosure controls and procedures
- Reference should be made to "Rules 13a-15(e) and 15d-15(e)" rather than "Rules 13a-14(c) and 15d-14(c)."

Please revise to address each of the matters noted above.

Changes in Internal Control, page 12

3. Please revise to disclose whether there were any changes in internal control over financial reporting during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308T(b) of Regulation S-K.

Signatures, page 18

4. Please revise to provide the following statement and related signatures in the Signatures section of your annual report: "Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized." Refer to General Instruction D to Form 10-K.

5. In connection with the previous comment, please note that any person who occupies more than one of the positions of principal executive officer, principal financial officer, principal accounting officer, and director shall indicate each capacity in which he signs the report. Please revise.

6. Please include the signature of your controller or principal accounting officer as required by Form 10-K. See Instruction D(2)(a) to Form 10-K. If your Controller or Principal Accounting Officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please revise

to specifically indicate that your Controller or Principal Accounting Officer has signed the form. See Instruction D(2)(b) to Form 10-K.

Section 302 Certifications

7. We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K as you replaced the word "report" with "annual report" in paragraphs one, two, and three. Please confirm that in all future Exchange Act filings, including any amendments to this Form 10-K, you will use the word "report" in your Section 302 certifications rather than "annual report" or "quarterly report" except as required by Item 601(31) of Regulation S-K.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   Please contact Blaise Rhodes, accountant, at (202) 551-3774 or Brian Bhandari, accounting reviewer, at (202) 551-3390 with any financial statement- related issues. You may call Janice McGuirk at (202) 551-3395 or Pam Howell, reviewer, at (202) 551- 3357 with any other questions.

     Sincerely,

     John Reynolds
     Assistant Director